UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

APPOINTMENT OF NEW DIRECTOR

Luxoft Holding, Inc (the “Company”) announced that the Board of Directors of the Company appointed Yulia Yukhadi as a director of the Company, effective February 18, 2015.

As a result, the Board of the Company now consists of Messrs. Anatoly Karachinsky, Thomas R. Pickering, Marc Kasher, Glen Granovsky, Sergey Matsotsky, Dmitry Loshchinin, Ms. Esther Dyson and Ms. Yukhadi.  A brief profile of Ms. Yukhadi is included below.

Yulia Yukhadi, age 44, has served as Chief Financial Officer of IBS Group Holding Limited (“IBS”), a shareholder of the Company, since 2006. Prior to that, she held a position as the financial controller in the financial department of IBS between 1998 and 2003, then served as financial director and vice president of finance with various fast-moving consumer goods  and telecom companies between 2003 and 2006. She graduated magna cum laude from the Moscow State University, department of economics, majoring in mathematical economics. Ms. Yukhadi is a Certified Management Accountant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: February 18, 2015	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer